FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 000-22161

Corgi International Limited

(Exact name of Registrant as specified in its charter)

    Unit 10, 16/F, Wah Wai Centre, 38-40 Au Pui Wan Street,
Fotan, New Territories Hong Kong, S.A.R., China

    (Address
of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated May 1,
2006

99.2

    Press release dated May 2,
2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED

(Registrant)

Date: May 22, 2006

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer

Exhibit 99.1

Press Release dated May 1, 2006

Corgi International Limited (Nasdaq:CRGI) Places $5.65 million Convertible Debt Issuance

HONG KONG - May 1, 2006 - Corgi International Limited (NASDAQ:CRGI) today announced the private placement of convertible subordinated notes and warrants, with gross proceeds to the company of $5.65 million, with certain institutional and individual accredited investors.  The notes, in original principal amount of $5.65 million, mature in October 2008 and will be exchangeable at the option of the holders into the company's American Depositary Shares at a conversion price of $2.00 per share.  The warrants are exercisable for 875,000 of the company's American Depositary Shares for an exercise price of $0.07 per share if certain conditions are not met.  The warrants may not be exercised and the notes may not be exchanged for American Depositary Shares until the issuance of the Ordinary Shares underlying said American Depositary Shares is approved by the company's shareholders.  The company will be holding an extraordinary general meeting for this purpose in the near future.  The maturity of the notes will accelerate if shareholder approval is not obtained by July 31, 2006.  The company has agreed to register for resale the American Depositary Shares issuable upon exchange of the notes and upon exercise of the warrants.

About Corgi International

Corgi International, based in Hong Kong, sells die-cast collectible products under its own brand. In the U.S., the company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. Corgi has a high-volume manufacturing operation in China and sales offices worldwide.  Retailers and consumers interested in more information can call 1-800-800-CORGI, or visit the company's website at: http://www.corgi-international.com.

Exhibit 99.2

Press Release dated May 2, 2006

Corgi International Limited Sees Growing Demand for New Products; Announces Appointment of New Board Member

HONG KONG--May 2, 2006--Corgi International Limited (NASDAQ:CRGI) announced a private placement of convertible subordinated notes and warrants with gross proceeds to the company of $5.65 million. According to George Volanakis, CEO, "The additional funds enable the Company to reduce its reliance on debt financing and upon conversion, it dramatically strengthens the balance sheet. Most importantly, it allows us to fulfill our aggressive 2006 product development plan which includes our unique ICAR product, GO GO Rollerz, Streakerz, Twisterz, James Bond die-cast replicas and other new generation toy lines which are being enthusiastically welcomed by our customers. A combination of new products and a marked increase in the number of retailers carrying Corgi products bode well for a strong second half."

The Company specifically expects the ICAR product to turn into its biggest single-year seller in the history of the Company. The ICAR, available in July, comes in two versions depicting crafted replicas of the Cadillac Escalade and the Nissan 240SX each mounted on a designer speaker base. When an IPOD or any MP3 player is connected to the base, the vehicle will rock and roll to the speed of the music, wheels spinning and lights flashing in unison.

Corgi also announced today the appointment of Charles C. McGettigan as a non-executive director of the Board. Mr. McGettigan is a graduate of Georgetown University (1966) and received an MBA in Finance from the Wharton School at the University of Pennsylvania in 1969.

Having worked in corporate finance at Blyth Eastman Dillon in New York and San Francisco; Dillon, Read & Co. (San Francisco); Woodman, Kirkpatrick, & Gilbreath, and Hambrecht & Quist, Mr. McGettigan was a cofounder (1988) of McGettigan, Wick & Co. In 1991, Mr. McGettigan was a co-founder of Proactive Partners, L.P., a merchant banking fund which invested in small public companies. Mr. McGettigan was actively involved with the portfolio companies as director and advisor.

Mr. McGettigan has served on the Boards of Directors of numerous small companies, and currently serves on the Boards of Directors of Cuisine Solutions, Inc., Modtech, Inc., Onsite Energy Corporation and Tanknology, Inc. He serves as the chairman of Modtech, Onsite and Tanknology.

John Clough, Chairman of the Board, said, "We are very pleased to have Charles join us on the Corgi Board. We expect that his experience and breadth of knowledge will contribute to helping Corgi grow. We welcome his expertise at an exciting time for the Company."

About Corgi International

Corgi International, based in Hong Kong, sells die-cast collectible products under its own brand. In the U.S., the company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. Corgi has a high-volume manufacturing operation in China and sales offices worldwide. Retailers and consumers interested in more information can call 1-800-800-CORGI, or visit the company's website at: http://www.corgi-international.com.